==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2006

                       Commission File Number: 001-13184


                             TECK COMINCO LIMITED
            (Exact name of registrant as specified in its charter)


     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 12, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                                                 |        [GRAPHIC OMITTED]
                                                 |     [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |

                                                         EXTERNAL NEWS RELEASE
                                                                      06-10-TC


FOR IMMEDIATE RELEASE:     May 12, 2006


           TECK COMINCO ANNOUNCES APPOINTMENT OF PETER KUKIELSKI AS
             EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

Vancouver, B. C. -- Donald R. Lindsay, President and Chief Executive Officer of Teck Cominco Limited is pleased to announce that effective July 15, 2006, Peter Kukielski will join Teck Cominco as Executive Vice President and Chief Operating Officer. Mr. Kukielski was most recently Executive Vice President and COO at Falconbridge Ltd. Prior to joining Falconbridge, Mr. Kukielski held senior engineering and project management positions with BHP Billiton and Fluor Corporation. He holds a Bachelor of Science degree in civil engineering from the University of Rhode Island and a Master of Science degree in civil engineering from Stanford University.

Mr. Kukielski will be responsible for all of Teck Cominco's mining and metallurgical operations across all commodities, marketing and sales, and project engineering and management.

"I am delighted that Peter Kukielski is joining Teck Cominco. Peter brings a wealth of strategic, operations, project management as well as international experience to our company. I congratulate Peter on his appointment and welcome him to our executive management team," said Mr. Lindsay.

Mr. Lindsay also announces the retirement of Michael P. Lipkewich following 36 years of service with the company. Mr. Lipkewich has served as Senior Vice President, responsible for the company's mining operations and project development.

"Mike Lipkewich has been instrumental in building Teck Cominco into a world class mining company. During his career with the company, Mike has been a central figure in the company's development including the creation of the Elk Valley Coal Partnership and participation in the Fort Hills oil sands project. I wish Mike a long and very happy retirement," said Mr. Lindsay.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

                                    - 30 -

CONTACT:  David Parker
          Director, Corporate Affairs & Sustainability
          604.687.1117



                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100      www.teckcominco.com